Federal Signal Q4 2018 Earnings Call February 28, 2019 Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer

Safe Harbor This presentation contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward- looking statements regardless of new developments or otherwise. Statements in this presentation that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission. This presentation also contains references to certain non-GAAP financial information. Such items are reconciled herein and in our earnings news release provided as of the date of this presentation. 2

2018 in Review • Record revenues and earnings delivered by our businesses . Revenues exceeded $1 B for the first time in over a decade • Adjusted EBITDA up 41%, with improved EBITDA margin of 14.7% . Margin up 210 bps from last year; towards high end of target range . Margin improvement in environment where many industrial companies faced challenges from increasing commodity costs and supply chain disruptions • 68% improvement in Adjusted EPS • $96 M of debt repaid since closing TBEI acquisition in June 2017 . Debt leverage ratio at 1.3 times at end of year, down from 2.7 times at TBEI closing • Significant flexibility to fund both organic growth initiatives and M&A going forward . At end of year, $179 M available under our credit facility, with option to increase that by additional $75 M for acquisitions 3

CEO Remarks • Strategic initiatives continue to gain traction • Ongoing momentum on “safe-digging“ initiative contributing to increased demand • Recently announced expansion of Vactor facility to add capacity • Acquisitions remain on track to deliver on financial and strategic objectives • New product development successes • Organic growth expected to be a couple of percentage points above GDP • Over time, targeting high-single digit revenue CAGR, from combination of organic growth and M&A 4

Full-Year Financial Highlights * • Net sales of $1,090 M, up $191 M, or 21% • Organic sales growth of $93 M, or 12% • Operating income of $121.5 M, up $47.9 M, or 65% • Adjusted EBITDA of $160.5 M, up $47.0 M, or 41% • ESG up $43.8 M, or 42% • SSG up $6.1 M, or 19% • Adjusted EBITDA margin of 14.7%, compared to 12.6% • GAAP EPS of $1.53, up $0.53, or 53% • Includes benefit of $8.6 M associated with tax planning strategy • Adjusted EPS of $1.43, up $0.58, or 68% • Orders of $1,173 M, up $155 M, or 15% • Backlog of $338 M, up $80 M, or 31% vs. Q4 FY17 * Comparisons versus full year 2017, unless otherwise noted 5

Q4 Highlights * • Net sales of $279 M, up $32 M, or 13% • Operating income of $33.4 M, up $12.3 M, or 58% • Adjusted EBITDA of $43.0 M, up $10.9 M, or 34% • ESG up $7.5 M, or 27% • SSG up $2.7 M, or 27% • Adjusted EBITDA margin of 15.4%, compared to 13.0% • GAAP EPS of $0.53, up $0.05, or 10% • Includes benefit of $8.6 M associated with tax planning strategy • Adjusted EPS of $0.39, up $0.15, or 63% • Orders of $298 M, compared to $303 M • Backlog of $338 M, up $17 M, or 5% vs. Q3 FY18 * Comparisons versus Q4 of 2017, unless otherwise noted 6

Group and Corporate Results $ millions, except % Q4 2018 Q4 2017 % Change ESG Orders 239.6 246.8 -3% Sales 217.3 192.0 13% Operating income 26.9 19.9 35% Operating margin 12.4% 10.4% Adjusted EBITDA 35.5 28.0 27% Adjusted EBITDA margin 16.3% 14.6% SSG Orders 58.2 55.9 4% Sales 62.1 55.6 12% Operating income 11.8 8.9 33% Operating margin 19.0% 16.0% Adjusted EBITDA 12.7 10.0 27% Adjusted EBITDA margin 20.5% 18.0% Corporate expenses 5.3 7.7 -31% Consolidated Orders 297.8 302.7 -2% Sales 279.4 247.6 13% Operating income 33.4 21.1 58% Operating margin 12.0% 8.5% Adjusted EBITDA 43.0 32.1 34% Adjusted EBITDA margin 15.4% 13.0% 7

Income from Continuing Operations $ millions, except % and per share Q4 2018 Q4 2017 $ Change % Change Net sales $ 279.4 $ 247.6 $ 31.8 13% Gross profit 72.0 61.6 10.4 17% SEG&A expenses 38.4 39.9 (1.5) -4% Acquisition and integration related expenses 0.2 0.5 (0.3) -60% Restructuring - 0.1 (0.1) NM Operating income 33.4 21.1 12.3 58% Interest expense 2.1 2.7 (0.6) -22% Other expense (income), net 0.1 (0.1) 0.2 NM Pension settlement charges - 6.1 (6.1) NM Income tax benefit (1.0) (16.9) 15.9 NM Income from continuing operations 32.2 29.3 2.9 10% Diluted earnings per share from continuing operations $ 0.53 $ 0.48 $ 0.05 10% Diluted adjusted earnings per share from continuing operations $ 0.39 $ 0.24 $ 0.15 63% Gross Margin 25.8% 24.9% SEG&A expenses as a % of net sales 13.7% 16.1% Effective tax rate -3.2% -136.3% 8

Adjusted Earnings per Share

($ in millions)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Income from continuing operations	$ 32.2	$ 29.3	$ 93.7	$ 60.5
Add:				
Income tax (benefit) expense	(1.0)	(16.9)	17.9	0.5
Income before income taxes	31.2	12.4	111.6	61.0
Add:				
Restructuring	-	0.1	-	0.6
Executive severance costs	-	-	-	0.7
Acquisition and integration-related expenses	0.2	0.5	1.5	2.7
Purchase accounting effects (1)	0.1	0.5	1.2	4.8
Pension settlement charges	-	6.1	-	6.1
Hearing loss settlement charges	-	1.5	0.4	1.5
Adjusted income before income taxes	31.5	21.1	114.7	77.4
Adjusted income tax expense (2) (3)	(7.7)	(6.7)	(27.2)	(26.3)
Adjusted net income from continuing operations	$ 23.8	$ 14.4	$ 87.5	$ 51.1
Diluted EPS from continuing operations	$ 0.53	$ 0.48	$ 1.53	$ 1.00
Adjusted diluted EPS from continuing operations	$ 0.39	$ 0.24	$ 1.43	$ 0.85

(1) Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with recent acquisitions that was sold subsequent to the acquisition dates in the three and twelve months ended December 31, 2018 and 2017, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.

(2) Adjusted income tax expense for the three and twelve months ended December 31, 2018 excludes an $8.6 million net tax benefit associated with tax planning strategies. Adjusted income tax expense for the three and twelve months ended December 31, 2018 also excludes the tax effects of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

(3) Adjusted income tax expense for the three and twelve months ended December 31, 2017 excludes a $20.0 million net tax benefit, representing the Company's preliminary estimate of the impact of the Tax Cuts and Jobs Act, and a $0.8 million benefit from changes in state deferred tax valuation allowance. Adjusted income tax expense for the twelve months ended December 31, 2017 also excludes $0.6 million of tax expense associated with a change in the enacted state tax rate in Illinois. Adjusted income tax expense for the three and twelve months ended December 31, 2017 also excludes the tax effects of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects, hearing loss settlement charges and pension settlement charges, where applicable.

FEDERAL SIGNAL

9

Financial Strength and Flexibility * • ~$21 M of operating cash flow in Q4, consistent with prior year . Full-year cash from operations of $93 M, up $19 M, or 26%, from prior year • Paid down $8.5 M of debt in Q4 . Brings total amount of debt paid down during 2018 to ~$62 M . Given cash outflows associated with Vactor expansion, JJE earnout payment and annual capital expenditures, not expecting to maintain same level of debt repayment in 2019 • $210 M of debt outstanding; $37 M of cash . Net debt of $173 M ** • Paid $4.9 M for dividends; recently declared $0.08 per share dividend for Q1 2019 . Dividends paid in 2018 totaled $18.7 M • $1.2 M of share repurchases in Q4; ~$30 M remaining on share repurchase authorization (~ 2% of market capitalization) * Dollar amounts as of, or for the quarter ending 12/31/2018 ** Net debt is a non-GAAP measure and is computed as total debt of $210.1 M, less total 10 cash and cash equivalents of $37.4 M

Impact of New Lease Accounting Standard • Like many public companies, we will be required to adopt the new lease accounting standard, effective January 1, 2019 • Under the new guidance, operating leases will be reflected as a “right-of-use” asset, with a corresponding lease liability on a Company’s balance sheet . Currently estimate this will be in the range of $25 M to $30 M • The new standard will result in a change to the historical recognition of the deferred gain relating to the sale and leaseback of our Elgin and University Park facilities, which was completed back in 2008 . The gain on sale, which originally totaled $29 M, is currently being recognized ratably over the lease term, which expires in 2023 . On an annual basis, gain recognition has represented ~ $2 M a year since 2008 . Upon adoption of the new rules, the remaining deferred gain of $8.7 M will be recognized as an adjustment to retained earnings, and we will no longer recognize any portion of the gain through the income statement • To facilitate comparisons with prior periods, when reporting our interim and annual results in 2019, we will be adjusting our previously issued non-GAAP results for 2018 to exclude the recognition of a deferred gain . On this modified basis, Adjusted EPS for 2018 would have been $1.41 11

Headwinds and Tailwinds in 2019 ▲ Strong backlog, particularly for sewer cleaners and vacuum trucks, providing good visibility into first half of 2019 ▲ Industrial demand remains healthy, particularly from rental customers ▲ Steady municipal markets ▲ Continued expansion of safe-digging technology into new end-markets ▲ Amount of used equipment in end markets continues to be at “normal” levels ▲ Ongoing focus on Eighty-Twenty Initiatives (“ETI”) to drive operational improvements ▲ Acquisitions remain on track to deliver on previously-announced accretion estimates ▲ Active M&A pipeline ▲ Strong financial position ▲ Focus on new product development; number of planned product launches within ESG ► Chassis availability at certain TBEI locations being monitored ► Continuing to take necessary actions against commodity cost increases; expect commodity costs in 1H 2019 to be higher than 1H 2018 ► Impact of Ford model year changeover may cause temporary slow down in number of police cars, partially offset by ongoing new product launches at SSG ▼ Continue to vigorously defend hearing loss litigation; could result in higher legal costs ▼ New lease accounting standard will change recognition of deferred gain 12

2019 Outlook

Adjusted EPS* ranging from $1.48 to $1.60

At the midpoint, represents increase of ~9% over record 2018*

Key Assumptions

- Adjustments to include acquisition-related items
- Depreciation and amortization expense to increase by ~$5 M to $6 M
- Not expecting to maintain same level of debt repayment as in 2018:
  - *Vactor plant expansion of up to $25 M*
  - *Other capital expenditures of between $15 M and $20 M*
  - *JJE earnout payment due in Q2 2018*
- Interest expense of ~4%
- Increase in pension expense (non-operating) of $0.5 M
- Effective income tax rate of ~25%-26%
- Meaningful year-over-year improvement expected in Q1, although seasonal effects typically result in Q1 earnings being lower than subsequent quarters
  - *Expect Q1 earnings to represent ~16% to 17% of full-year earnings*

* Adjusted earnings per share ("EPS") is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In 2017, we made adjustments to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects, pension settlement charges, hearing loss settlement charges and special tax items, where applicable. Should any similar items occur in 2018, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B). In addition, to facilitate comparisons with prior periods, when reporting our interim and annual results in 2019, we will be adjusting our previously issued non-GAAP results for 2018 to exclude the recognition of a deferred gain, which will no longer occur in 2019 following the adoption of the new lease accounting standards. On this basis, Adjusted EPS for 2018 would have been $1.41. See Appendix for reconciliation of GAAP EPS for 2018 to Adjusted EPS for 2018, as initially presented herein, and to the revised Adjusted EPS for 2018 (excluding the deferred gain recognition).

FEDERAL SIGNAL

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Long-Term Financial Framework With continued focus on organic growth and M&A, and margin performance above that of many of our peers, our financial framework aims to create long-term shareholder value Adjusted Earnings per Share* Long-Term (US$/share) Value-Added Organic Revenue Acquisitions Growth (Couple of % points > GDP) CAGR: 44% High Single Digit Revenue Growth ESG: 15-18% EBITDA Margin SSG: 15-17% Targets: Consolidated: 12-16% Cash Conversion: ROIC > Cost of ~100% of net income Capital * Adjusted earnings per share (“EPS”) is a non-GAAP measure. See footnote on page 13. 14

Federal Signal Q4 2018 Earnings Call Q&A February 28, 2019 Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer 15

Investor Information Stock Ticker - NYSE:FSS Company website: federalsignal.com/investors HEADQUARTERS 1415 West 22nd Street, Suite 1100 Oak Brook, IL 60523 INVESTOR RELATIONS CONTACTS 630-954-2000 Ian Hudson Svetlana Vinokur SVP, Chief Financial Officer VP, Treasurer and Corporate Development IHudson@federalsignal.com SVinokur@federalsignal.com 16

Federal Signal Q4 2018 Earnings Call Appendix 17

Consolidated Adjusted EBITDA $ millions, except % Q4 2018 Q4 2017 Income from continuing operations $ 32.2 $ 29.3 Add: Interest expense 2.1 2.7 Pension settlement charges - 6.1 Hearing loss settlement charges - 1.5 Acquisition and integration-related expenses 0.2 0.5 Restructuring - 0.1 Purchase accounting effects * - 0.2 Other income, net 0.1 (0.1) Income tax (benefit) expense (1.0) (16.9) Depreciation and amortization 9.4 8.7 Consolidated adjusted EBITDA $ 43.0 $ 32.1 Net Sales $ 279.4 $ 247.6 Consolidated adjusted EBITDA margin 15.4% 13.0% * Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.3 million for the three months ended December 31, 2018 and 2017, respectively 18

Segment Adjusted EBITDA ESG $ millions, except % Q4 2018 Q4 2017 Operating Income $ 26.9 $ 19.9 Add: Acquisition and integration-related expenses 0.1 0.3 Purchase accounting effects * - 0.2 Depreciation and amortization 8.5 7.6 Adjusted EBITDA $ 35.5 $ 28.0 Net Sales $ 217.3 $ 192.0 Adjusted EBITDA margin 16.3% 14.6% * Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.3 million for the three months ended December 31, 2018 and 2017, respectively SSG $ millions, except % Q4 2018 Q4 2017 Operating Income $ 11.8 $ 8.9 Add: Restructuring - 0.1 Depreciation and amortization 0.9 1.0 Adjusted EBITDA $ 12.7 $ 10.0 Net Sales $ 62.1 $ 55.6 Adjusted EBITDA margin 20.5% 18.0% 19

Non-GAAP Measures • Adjusted net income and earnings per share (“EPS”) - The Company believes that modifying its 2018 and 2017 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results between reporting periods. During the three and twelve months ended December 31, 2018 and 2017, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects, pension settlement charges and hearing loss settlement charges, where applicable. In addition, during the three and twelve months ended December 31, 2018 and 2017, adjustments were made to reported GAAP income tax expense to exclude certain special tax items. • Adjusted EBITDA and adjusted EBITDA margin - The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales ("adjusted EBITDA margin"), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance. • Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, pension settlement charges, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax benefit/expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, pension settlement charges, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax benefit/expense, and depreciation and amortization expense divided by net sales for the applicable period(s). • Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment. Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin. 20

Impact of Lease Accounting Change • Effective January 1, 2019, the Company will adopt the new lease accounting standard, which will result in the recognition of right-of-use assets and lease liabilities on the Company’s Consolidated Balance Sheet and will result in a change to the Company’s recognition of the deferred gain associated with historical sale lease-back transactions. The deferred gain, which initially totaled $29.0 M, has been recognized through the Company’s Consolidated Statement of Operations on a straight-line basis over the 15- year life of the respective leases. As a result, approximately $1.9 M of the deferred gain has been recognized each year since 2008, of which approximately $1.1 M and $0.8 M has been recognized within the ESG and SSG, respectively • Effective in 2019, the Company will no longer recognize any portion of the gain through the Consolidated Statement of Operations, and will recognize the remaining deferred gain balance, net of the related deferred tax asset, as a cumulative effect adjustment to opening retained earnings. To facilitate comparisons with prior periods, when reporting our interim and annual non-GAAP results in 2019, we will be adjusting our previously issued non-GAAP results for 2018 to exclude the recognition of this deferred gain, which will no longer occur in 2019 following the adoption of the new lease accounting standards • We have included a reconciliation of our GAAP EPS for 2018 to Adjusted EPS for 2018, as initially presented herein, and to the revised Adjusted EPS for 2018 (excluding the deferred gain recognition) on the next page 21

Impact of Lease Accounting Change on 2018 Adjusted EPS Year Ended  ($ in millions) December 31, 2018 Income from continuing operations $ 93.7 Add: Income tax (benefit) expense 17.9 Income before income taxes 111.6 Add: Acquisition and integration-related expenses 1.5 Purchase accounting effects (1) 1.2 Hearing loss settlement charges 0.4 Adjusted income before income taxes 114.7 Adjusted income tax expense (2) (27.2) Adjusted net income from continuing operations (as reported) $ 87.5 Less: Deferred gain recognition, net of tax expense of $0.4 M (1.5) Adjusted net income from continuing operations (revised) $ 86.0 Diluted EPS from continuing operations $ 1.53 Adjusted diluted EPS from continuing operations (as reported) $ 1.43 Adjusted diluted EPS from continuing operations (revised) $ 1.41 (1) Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with recent acquisitions that was sold subsequent to the acquisition dates in the year ended December 31, 2018, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction. (2) Adjusted income tax expense for the year ended December 31, 2018 excludes an $8.6 million net tax benefit associated with tax planning strategies. Adjusted income tax expense for the year ended December 31, 2018 also excludes the tax effects of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable. 22